Exhibit 99.2

May 19, 2009

Board of Directors
China Yuchai International Limited
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581

To the board of directors of China Yuchai International Limited

The undersigned shareholders, as a group (the “Shareholder Group”), having ownership interest and/or proxies for in excess of 12.5% of the outstanding common stock of China Yuchai International, hereby notify the corporate secretary, Mr. Ira Stuart Outerbridge III, that pursuant to article 24 of the corporate by-laws he is required to convene a Special General Meeting no later than July 20th 2009. We further instruct that the items 1 to 5 below be put forward for shareholder vote at that meeting:

1. Amendments to be enacted, to the corporate by-laws, to remove the Golden Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of China Yuchai International Limited and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of company financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Appointment of two independent directors, by the Shareholder Group, in order to improve governance and represent the interests of the public shareholders. The Shareholder Group owns or has proxies for more than 12.5% of the common stock. In addition, we have expressions of support from other holders who represent approximately 5% and we feel strongly that, at the required Special Meeting, we will get substantially more support (an additional 15%, based on advice from parties experienced in these matters). There are two directors who represent the interests of the Chinese held shares. As the Shareholder Group will have support from a larger number of shares, we believe that we are entitled to at least that level of representation.

5. Agreement to forego the increase in directors fees, which we have been told by management were approved at the shareholder meeting on 17th April 2009.

In anticipation that the board of directors of China Yuchai International will begin to act in the best interests of the majority of the shareholders, we look forward to hearing from you.

Sincerely, Himanshu H. Shah Shah Capital Management	Patrick Manning Quasar Capital Management/ Trellus Management

TheoMuller